SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           For the month of May, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X    Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                Yes __    No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 26, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                                          By: /s/ Pedro Toll
                                                              ------------------
                                                          Name:  Pedro Toll
                                                          Title: Deputy Manager

                                                                    May 12, 2004

                     BANCO LATINOAMERICANO DE EXPORTACIONES
[SEAL]       BALANCE SHEETS* December 2003 and January to March 2004
                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
                                                                    2003
------------------------------------------------------------------------------------------------------------------------------------
       Description                   Absolute          %          December          January          February              March
------------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS                   -58,570,747.84     -30.70     190,799,943.18    192,064,648.30    234,316,239.13     132,229,195.34
------------------------------------------------------------------------------------------------------------------------------------
   Local Deposits in Banks            -5,894.02      -3.81         154,867.09        148,473.17        172,395.85         148,973.07
------------------------------------------------------------------------------------------------------------------------------------
     Demand                           -5,894.02      -3.81         154,867.09        148,473.17        172,395.85         148,973.07
------------------------------------------------------------------------------------------------------------------------------------
   Foreign Deposits in Banks     -58,586,151.46     -30.75     190,519,519.42    191,777,453.20    234,061,676.10     131,933,367.96
------------------------------------------------------------------------------------------------------------------------------------
     Demand                        2,112,884.65     293.26         720,483.31      3,182,508.52      2,934,580.72       2,833,367.96
------------------------------------------------------------------------------------------------------------------------------------
     Time                        -60,699,036.11     -31.98     189,799,036.11    188,594,944.68    231,127,095.38     129,100,000.00
------------------------------------------------------------------------------------------------------------------------------------
   Others                             21,297.64      16.96         125,556.67        138,721.93         82,167.18         146,854.31
------------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO                -90,091,479.39      -5.19   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06   1,645,045,191.99
------------------------------------------------------------------------------------------------------------------------------------
   Local                         -75,643,923.74     -35.81     211,227,524.30    167,786,374.36    177,192,240.23     135,583,600.56
------------------------------------------------------------------------------------------------------------------------------------
   Foreign                       -14,447,555.65      -0.95   1,523,909,147.08  1,561,822,091.22  1,500,296,073.83   1,509,461,591.43
------------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES               152,195.09       0.14     112,295,247.89    111,905,462.66    111,673,317.31     112,447,442.98
------------------------------------------------------------------------------------------------------------------------------------
   Foreign                           152,195.09       0.14     112,295,247.89    111,905,462.66    111,673,317.31     112,447,442.98
------------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS                     10,353,316.60      20.35      50,888,083.69     64,583,832.22     63,669,397.02      61,241,400.29
------------------------------------------------------------------------------------------------------------------------------------
   Local                          -1,100,587.50     -17.84       6,170,009.76      5,967,530.86      6,004,000.34       5,069,422.26
------------------------------------------------------------------------------------------------------------------------------------
   Foreign                        11,453,904.10      25.61      44,718,073.93     58,616,301.36     57,665,396.68      56,171,978.03
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                   -138,156,715.54      -6.61   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52   1,950,963,230.60
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS                         21,282,901.48       4.14     514,414,316.03    518,360,985.90    521,737,597.31     535,697,217.51
------------------------------------------------------------------------------------------------------------------------------------
   Local                          -6,716,700.20     -15.41      43,587,485.58     45,390,804.32     42,062,496.54      36,870,785.38
------------------------------------------------------------------------------------------------------------------------------------
     From Banks                   -6,716,700.20     -15.41      43,587,485.58     45,390,804.32     42,062,496.54      36,870,785.38
------------------------------------------------------------------------------------------------------------------------------------
       Demand                      1,311,018.64      28.53       4,595,824.32      6,094,329.66      6,101,933.23       5,906,842.96
------------------------------------------------------------------------------------------------------------------------------------
       Time                       -8,027,718.84     -20.59      38,991,661.26     39,296,474.66     35,960,563.31      30,963,942.42
------------------------------------------------------------------------------------------------------------------------------------
   Foreign                        27,999,601.68       5.95     470,826,830.45    472,970,181.58    479,675,100.77     498,826,432.13
------------------------------------------------------------------------------------------------------------------------------------
     Customers                   -35,952,081.07     -24.95     144,069,723.19     99,357,945.44     87,518,635.29     108,117,642.12
------------------------------------------------------------------------------------------------------------------------------------
       Demand                      1,721,780.66      50.70       3,395,861.46      1,757,945.44      3,518,635.29       5,117,642.12
------------------------------------------------------------------------------------------------------------------------------------
       Time                      -37,673,861.73     -26.78     140,673,861.73     97,600,000.00     84,000,000.00     103,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
     From Banks                   63,951,682.75      19.57     326,757,107.26    373,612,236.14    392,156,465.48     390,708,790.01
------------------------------------------------------------------------------------------------------------------------------------
       Demand                     -1,201,125.88     -10.82      11,100,547.00     14,459,263.26     10,376,666.71       9,899,421.12
------------------------------------------------------------------------------------------------------------------------------------
       Time                       65,152,808.63      20.64     315,656,560.26    359,152,972.88    381,779,798.77     380,809,368.89
------------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS                     -189,295,574.08     -18.54   1,020,959,382.93  1,004,876,078.51    981,368,587.28     831,663,808.85
------------------------------------------------------------------------------------------------------------------------------------
   Local                              29,700.20       0.14      21,603,810.80     21,603,810.80     21,603,810.80      21,633,511.00
------------------------------------------------------------------------------------------------------------------------------------
   Foreign                      -189,325,274.28     -18.94     999,355,572.13    983,272,267.71    959,764,776.48     810,030,297.85
------------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES                 4,380,648.91       4.53      96,619,215.59    107,357,098.15    109,077,967.55     100,999,864.50
------------------------------------------------------------------------------------------------------------------------------------
   Local                          -3,678,714.31     -12.12      30,347,173.08     31,567,311.00     35,806,705.76      26,668,458.77
------------------------------------------------------------------------------------------------------------------------------------
   Foreign                         8,059,363.22      12.16      66,272,042.51     75,789,787.15     73,271,261.79      74,331,405.73
------------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY             25,475,308.15       5.57     457,127,031.59    467,568,246.20    474,963,115.38     482,602,339.74
------------------------------------------------------------------------------------------------------------------------------------
   Capital                                 0.00       0.00     328,225,212.57    328,225,212.57    328,225,212.57     328,225,212.57
------------------------------------------------------------------------------------------------------------------------------------
   Capital Reserves                        0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78      16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
   Retained Earnings              97,816,091.12  14,720.27         664,499.09    102,415,864.02    102,415,864.02      98,480,590.21
------------------------------------------------------------------------------------------------------------------------------------
   Net Income                    -73,398,132.48     -72.13     101,751,364.93     10,593,177.01     17,792,214.06      28,353,232.45
------------------------------------------------------------------------------------------------------------------------------------
   Gain or Loss in Securities
     available for sale            1,057,349.51      10.71       9,876,226.22      9,724,263.82      9,920,095.95      10,933,575.73
------------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND
   STOCKHOLDER'S EQUITY         -138,156,715.54      -6.61   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52   1,950,963,230.60
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                          2004
------------------------------------------------------------------------------------------------------------------------------------
       Description                 April     May     June     July     August     September     October     November     December
------------------------------------------------------------------------------------------------------------------------------------
 LIQUID ASSETS
------------------------------------------------------------------------------------------------------------------------------------
   Local Deposits in Banks
------------------------------------------------------------------------------------------------------------------------------------
     Demand
------------------------------------------------------------------------------------------------------------------------------------
   Foreign Deposits in Banks
------------------------------------------------------------------------------------------------------------------------------------
     Demand
------------------------------------------------------------------------------------------------------------------------------------
     Time
------------------------------------------------------------------------------------------------------------------------------------
   Others
------------------------------------------------------------------------------------------------------------------------------------
 CREDIT PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------------
   Local
------------------------------------------------------------------------------------------------------------------------------------
   Foreign
------------------------------------------------------------------------------------------------------------------------------------
 INVESTMENT SECURITIES
------------------------------------------------------------------------------------------------------------------------------------
   Foreign
------------------------------------------------------------------------------------------------------------------------------------
 OTHER ASSETS
------------------------------------------------------------------------------------------------------------------------------------
   Local
------------------------------------------------------------------------------------------------------------------------------------
   Foreign
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITS
------------------------------------------------------------------------------------------------------------------------------------
   Local
------------------------------------------------------------------------------------------------------------------------------------
     From Banks
------------------------------------------------------------------------------------------------------------------------------------
       Demand
------------------------------------------------------------------------------------------------------------------------------------
       Time
------------------------------------------------------------------------------------------------------------------------------------
   Foreign
------------------------------------------------------------------------------------------------------------------------------------
     Customers
------------------------------------------------------------------------------------------------------------------------------------
       Demand
------------------------------------------------------------------------------------------------------------------------------------
       Time
------------------------------------------------------------------------------------------------------------------------------------
     From Banks
------------------------------------------------------------------------------------------------------------------------------------
       Demand
------------------------------------------------------------------------------------------------------------------------------------
       Time
------------------------------------------------------------------------------------------------------------------------------------
 BORROWINGS
------------------------------------------------------------------------------------------------------------------------------------
   Local
------------------------------------------------------------------------------------------------------------------------------------
   Foreign
------------------------------------------------------------------------------------------------------------------------------------
 OTHER LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
   Local
------------------------------------------------------------------------------------------------------------------------------------
   Foreign
------------------------------------------------------------------------------------------------------------------------------------
 STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
   Capital
------------------------------------------------------------------------------------------------------------------------------------
   Capital Reserves
------------------------------------------------------------------------------------------------------------------------------------
   Retained Earnings
------------------------------------------------------------------------------------------------------------------------------------
   Net Income
------------------------------------------------------------------------------------------------------------------------------------
   Gain or Loss in Securities
     available for sale
------------------------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND
   STOCKHOLDER'S EQUITY
------------------------------------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.
**    Monetary unit at par and equivalent with US$ dollars.
This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                                    May 12, 2004

                             STATEMENTS OF INCOME *
[SEAL]            BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                              January to March 2004

                                 (In Balboas)**

------------------------------------------------------------------------------------------------------------------------------------
      Description                       January         February          March          I Quarter       April      May     June
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                       6,554,346.26    4,920,235.16     5,734,864.07    17,209,445.49
------------------------------------------------------------------------------------------------------------------------------------
  Loans                               5,806,089.31    4,357,928.60     5,135,119.62    15,299,137.53
------------------------------------------------------------------------------------------------------------------------------------
  Deposits                              134,326.48      151,395.63       195,196.95       480,919.06
------------------------------------------------------------------------------------------------------------------------------------
  Investments                           613,930.47      410,910.93       404,547.50     1,429,388.90
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                      2,503,583.65    2,302,555.27     2,483,510.96     7,289,649.88
------------------------------------------------------------------------------------------------------------------------------------
  Interest                            2,463,551.58    2,289,995.94     2,487,621.71     7,241,169.23
------------------------------------------------------------------------------------------------------------------------------------
  Commissions                            40,032.07       12,559.33        -4,110.75        48,480.65
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                   4,050,762.61    2,617,679.89     3,251,353.11     9,919,795.61
------------------------------------------------------------------------------------------------------------------------------------
Other Income                            574,025.74      440,603.31       840,675.99     1,855,305.04
------------------------------------------------------------------------------------------------------------------------------------
  Commissions                           548,963.99      665,864.96       509,460.70     1,724,289.65
------------------------------------------------------------------------------------------------------------------------------------
  Foreign currency operations            -4,122.82        3,312.45          -188.10          -998.47
------------------------------------------------------------------------------------------------------------------------------------
  Other Income                           29,184.57     -228,574.10       331,403.39       132,013.86
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                      4,624,788.35    3,058,283.20     4,092,029.10    11,775,100.65
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                    1,845,294.21     -262,208.98        75,177.76     1,658,262.99
------------------------------------------------------------------------------------------------------------------------------------
  Administrative expenses             1,019,194.48      989,036.77     1,142,090.66     3,150,321.91
------------------------------------------------------------------------------------------------------------------------------------
  General expenses                      149,318.22      313,300.33       258,581.00       721,199.55
------------------------------------------------------------------------------------------------------------------------------------
  Depreciation                          119,749.86      113,223.73       121,469.30       354,442.89
------------------------------------------------------------------------------------------------------------------------------------
  Other expenses                        557,031.65   -1,677,769.81    -1,446,963.20    -2,567,701.36
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision
  for loan losses                     2,779,494.14    3,320,492.18     4,016,851.34    10,116,837.66
------------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses          -7,813,682.87   -3,878,544.87    -6,544,167.05   -18,236,394.79
------------------------------------------------------------------------------------------------------------------------------------
Net Income                           10,593,177.01    7,199,037.05    10,561,018.39    28,353,232.45
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      Description                  II Quarter   July   August  September  III Quarter  October  November  December  IV Quarter
------------------------------------------------------------------------------------------------------------------------------------
Interest Income                          0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Loans                                  0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Deposits                               0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Investments                            0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense                         0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Interest                               0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Commissions                            0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                      0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Other Income                             0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Commissions                            0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Foreign currency operations            0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Other Income                           0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                         0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                       0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Administrative expenses                0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  General expenses                       0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Depreciation                           0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Other expenses                         0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
Net Income before provision
  for loan losses                        0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------
  Provision for loan losses              0.00                                    0.00                                     0.00     -
------------------------------------------------------------------------------------------------------------------------------------
Net Income                               0.00                                    0.00                                     0.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------
      Description                       Year to date
------------------------------------------------------
Interest Income                         17,209,445.49
------------------------------------------------------
  Loans                                 15,299,137.53
------------------------------------------------------
  Deposits                                 480,919.06
------------------------------------------------------
  Investments                            1,429,388.90
------------------------------------------------------
Interest Expense                         7,289,649.88
------------------------------------------------------
  Interest                               7,241,169.23
------------------------------------------------------
  Commissions                               48,480.65
------------------------------------------------------
Net Interest Income                      9,919,795.61
------------------------------------------------------
Other Income                             1,855,305.04
------------------------------------------------------
  Commissions                            1,724,289.65
------------------------------------------------------
  Foreign currency operations                 -998.47
------------------------------------------------------
  Other Income                             132,013.86
------------------------------------------------------
Operating Income                        11,775,100.65
------------------------------------------------------
Operating Expenses                       1,658,262.99
------------------------------------------------------
  Administrative expenses                3,150,321.91
------------------------------------------------------
  General expenses                         721,199.55
------------------------------------------------------
  Depreciation                             354,442.89
------------------------------------------------------
  Other expenses                        -2,567,701.36
------------------------------------------------------
Net Income before provision
  for loan losses                       10,116,837.66
------------------------------------------------------
  Provision for loan losses            -18,236,394.79
------------------------------------------------------
Net Income                              28,353,232.45
------------------------------------------------------

*     Includes only Panama - New York accounts.
**    Monetary unit at par and equivalent with US$ dollars.
This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

                                                              12 de mayo de 2004

                     BANCO LATINOAMERICANO DE EXPORTACIONES
[SEAL]     BALANCE DE SITUACION DE DICIEMBRE 2003 Y ENERO - MARZO 2004
                                  (En Balboas)

------------------------------------------------------------------------------------------------------------------------------------
                                                                    2003
------------------------------------------------------------------------------------------------------------------------------------
           Descripcion              Absoluta           %         Diciembre           Enero            Febrero             Marzo
------------------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS                -58,570,747.84     -30.70     190,799,943.18    192,064,648.30    234,316,239.13     132,229,195.34
------------------------------------------------------------------------------------------------------------------------------------
   Depositos Locales en Bancos        -5,894.02      -3.81         154,867.09        148,473.17        172,395.85         148,973.07
------------------------------------------------------------------------------------------------------------------------------------
     A la Vista                       -5,894.02      -3.81         154,867.09        148,473.17        172,395.85         148,973.07
------------------------------------------------------------------------------------------------------------------------------------
   Depositos Extranjeros
     en Bancos                   -58,586,151.46     -30.75     190,519,519.42    191,777,453.20    234,061,676.10     131,933,367.96
------------------------------------------------------------------------------------------------------------------------------------
     A la Vista                    2,112,884.65     293.26         720,483.31      3,182,508.52      2,934,580.72       2,833,367.96
------------------------------------------------------------------------------------------------------------------------------------
     A Plazo                     -60,699,036.11     -31.98     189,799,036.11    188,594,944.68    231,127,095.38     129,100,000.00
------------------------------------------------------------------------------------------------------------------------------------
   Otros                              21,297.64      16.96         125,556.67        138,721.93         82,167.18         146,854.31
------------------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA              -90,091,479.39      -5.19   1,735,136,671.38  1,729,608,465.58  1,677,488,314.06   1,645,045,191.99
------------------------------------------------------------------------------------------------------------------------------------
   Locales                       -75,643,923.74     -35.81     211,227,524.30    167,786,374.36    177,192,240.23     135,583,600.56
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero                    -14,447,555.65      -0.95   1,523,909,147.08  1,561,822,091.22  1,500,296,073.83   1,509,461,591.43
------------------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES              152,195.09       0.14     112,295,247.89    111,905,462.66    111,673,317.31     112,447,442.98
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero                        152,195.09       0.14     112,295,247.89    111,905,462.66    111,673,317.31     112,447,442.98
------------------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS                    10,353,316.60      20.35      50,888,083.69     64,583,832.22     63,669,397.02      61,241,400.29
------------------------------------------------------------------------------------------------------------------------------------
   Locales                        -1,100,587.50     -17.84       6,170,009.76      5,967,530.86      6,004,000.34       5,069,422.26
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero                     11,453,904.10      25.61      44,718,073.93     58,616,301.36     57,665,396.68      56,171,978.03
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS               -138,156,715.54      -6.61   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52   1,950,963,230.60
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS                        21,282,901.48       4.14     514,414,316.03    518,360,985.90    521,737,597.31     535,697,217.51
------------------------------------------------------------------------------------------------------------------------------------
   Locales                        -6,716,700.20     -15.41      43,587,485.58     45,390,804.32     42,062,496.54      36,870,785.38
------------------------------------------------------------------------------------------------------------------------------------
     De Bancos                    -6,716,700.20     -15.41      43,587,485.58     45,390,804.32     42,062,496.54      36,870,785.38
------------------------------------------------------------------------------------------------------------------------------------
       A la Vista                  1,311,018.64      28.53       4,595,824.32      6,094,329.66      6,101,933.23       5,906,842.96
------------------------------------------------------------------------------------------------------------------------------------
       A Plazo                    -8,027,718.84     -20.59      38,991,661.26     39,296,474.66     35,960,563.31      30,963,942.42
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero                     27,999,601.68       5.95     470,826,830.45    472,970,181.58    479,675,100.77     498,826,432.13
------------------------------------------------------------------------------------------------------------------------------------
     De Particulares             -35,952,081.07     -24.95     144,069,723.19     99,357,945.44     87,518,635.29     108,117,642.12
------------------------------------------------------------------------------------------------------------------------------------
       A la Vista                  1,721,780.66      50.70       3,395,861.46      1,757,945.44      3,518,635.29       5,117,642.12
------------------------------------------------------------------------------------------------------------------------------------
       A Plazo                   -37,673,861.73     -26.78     140,673,861.73     97,600,000.00     84,000,000.00     103,000,000.00
------------------------------------------------------------------------------------------------------------------------------------
     De Bancos                    63,951,682.75      19.57     326,757,107.26    373,612,236.14    392,156,465.48     390,708,790.01
------------------------------------------------------------------------------------------------------------------------------------
       A la Vista                 -1,201,125.88     -10.82      11,100,547.00     14,459,263.26     10,376,666.71       9,899,421.12
------------------------------------------------------------------------------------------------------------------------------------
       A Plazo                    65,152,808.63      20.64     315,656,560.26    359,152,972.88    381,779,798.77     380,809,368.89
------------------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES                   -189,295,574.08     -18.54   1,020,959,382.93  1,004,876,078.51    981,368,587.28     831,663,808.85
------------------------------------------------------------------------------------------------------------------------------------
   Locales                            29,700.20       0.14      21,603,810.80     21,603,810.80     21,603,810.80      21,633,511.00
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero                   -189,325,274.28     -18.94     999,355,572.13    983,272,267.71    959,764,776.48     810,030,297.85
------------------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS                     4,380,648.91       4.53      96,619,215.59    107,357,098.15    109,077,967.55     100,999,864.50
------------------------------------------------------------------------------------------------------------------------------------
   Locales                        -3,678,714.31     -12.12      30,347,173.08     31,567,311.00     35,806,705.76      26,668,458.77
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero                      8,059,363.22      12.16      66,272,042.51     75,789,787.15     73,271,261.79      74,331,405.73
------------------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO                       25,475,308.15       5.57     457,127,031.59    467,568,246.20    474,963,115.38     482,602,339.74
------------------------------------------------------------------------------------------------------------------------------------
   Capital                                 0.00       0.00     328,225,212.57    328,225,212.57    328,225,212.57     328,225,212.57
------------------------------------------------------------------------------------------------------------------------------------
   Reservas de Capital                     0.00       0.00      16,609,728.78     16,609,728.78     16,609,728.78      16,609,728.78
------------------------------------------------------------------------------------------------------------------------------------
   Utilidad de Periodos
     Anteriores                   97,816,091.12  14,720.27         664,499.09    102,415,864.02    102,415,864.02      98,480,590.21
------------------------------------------------------------------------------------------------------------------------------------
   Utilidad de Periodo           -73,398,132.48     -72.13     101,751,364.93     10,593,177.01     17,792,214.06      28,353,232.45
------------------------------------------------------------------------------------------------------------------------------------
   Ganancia o Perdida en
     Valores Disponible
     para la venta                 1,057,349.51      10.71       9,876,226.22      9,724,263.82      9,920,095.95      10,933,575.73
------------------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO            -138,156,715.54      -6.61   2,089,119,946.14  2,098,162,408.76  2,087,147,267.52   1,950,963,230.60
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                         2,004.00
------------------------------------------------------------------------------------------------------------------------------------
           Descripcion           Abril      Mayo      Junio     Julio    Agosto    Septiembre    Octubre    Noviembre    Diciembre
------------------------------------------------------------------------------------------------------------------------------------
 ACTIVOS LIQUIDOS
------------------------------------------------------------------------------------------------------------------------------------
   Depositos Locales en Bancos
------------------------------------------------------------------------------------------------------------------------------------
     A la Vista
------------------------------------------------------------------------------------------------------------------------------------
   Depositos Extranjeros
     en Bancos
------------------------------------------------------------------------------------------------------------------------------------
     A la Vista
------------------------------------------------------------------------------------------------------------------------------------
     A Plazo
------------------------------------------------------------------------------------------------------------------------------------
   Otros
------------------------------------------------------------------------------------------------------------------------------------
 CARTERA CREDITICIA
------------------------------------------------------------------------------------------------------------------------------------
   Locales
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 INVERSIONES EN VALORES
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 OTROS ACTIVOS
------------------------------------------------------------------------------------------------------------------------------------
   Locales
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL DE ACTIVOS
------------------------------------------------------------------------------------------------------------------------------------
 DEPOSITOS
------------------------------------------------------------------------------------------------------------------------------------
   Locales
------------------------------------------------------------------------------------------------------------------------------------
     De Bancos
------------------------------------------------------------------------------------------------------------------------------------
       A la Vista
------------------------------------------------------------------------------------------------------------------------------------
       A Plazo
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero
------------------------------------------------------------------------------------------------------------------------------------
     De Particulares
------------------------------------------------------------------------------------------------------------------------------------
       A la Vista
------------------------------------------------------------------------------------------------------------------------------------
       A Plazo
------------------------------------------------------------------------------------------------------------------------------------
     De Bancos
------------------------------------------------------------------------------------------------------------------------------------
       A la Vista
------------------------------------------------------------------------------------------------------------------------------------
       A Plazo
------------------------------------------------------------------------------------------------------------------------------------
 OBLIGACIONES
------------------------------------------------------------------------------------------------------------------------------------
   Locales
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 OTROS PASIVOS
------------------------------------------------------------------------------------------------------------------------------------
   Locales
------------------------------------------------------------------------------------------------------------------------------------
   Extranjero
------------------------------------------------------------------------------------------------------------------------------------
 PATRIMONIO
------------------------------------------------------------------------------------------------------------------------------------
   Capital
------------------------------------------------------------------------------------------------------------------------------------
   Reservas de Capital
------------------------------------------------------------------------------------------------------------------------------------
   Utilidad de Periodos
     Anteriores
------------------------------------------------------------------------------------------------------------------------------------
   Utilidad de Periodo
------------------------------------------------------------------------------------------------------------------------------------
   Ganancia o Perdida en
     Valores Disponible
     para la venta
------------------------------------------------------------------------------------------------------------------------------------
 PASIVO Y PATRIMONIO
------------------------------------------------------------------------------------------------------------------------------------

                                                              12 de mayo de 2004

                               ESTADO DE RESULTADO
[SEAL]            BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                               ENERO - MARZO 2004

                                  (En Balboas)

------------------------------------------------------------------------------------------------------------------------------------
      Descripcion                       Enero          Febrero         Marzo         Trimestre I       Abril       Mayo       Junio
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses              6,554,346.26    4,920,235.16    5,734,864.07     17,209,445.49
------------------------------------------------------------------------------------------------------------------------------------
   Prestamos                        5,806,089.31    4,357,928.60    5,135,119.62     15,299,137.53
------------------------------------------------------------------------------------------------------------------------------------
   Depositos                          134,326.48      151,395.63      195,196.95        480,919.06
------------------------------------------------------------------------------------------------------------------------------------
   Inversiones                        613,930.47      410,910.93      404,547.50      1,429,388.90
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones              2,503,583.65    2,302,555.27    2,483,510.96      7,289,649.88
------------------------------------------------------------------------------------------------------------------------------------
   Intereses Pagados                2,463,551.58    2,289,995.94    2,487,621.71      7,241,169.23
------------------------------------------------------------------------------------------------------------------------------------
   Comisiones                          40,032.07       12,559.33       -4,110.75         48,480.65
------------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses           4,050,762.61    2,617,679.89    3,251,353.11      9,919,795.61
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                        574,025.74      440,603.31      840,675.99      1,855,305.04
------------------------------------------------------------------------------------------------------------------------------------
   Comisiones                         548,963.99      665,864.96      509,460.70      1,724,289.65
------------------------------------------------------------------------------------------------------------------------------------
   Operaciones con Divisas             -4,122.82        3,312.45         -188.10           -998.47
------------------------------------------------------------------------------------------------------------------------------------
   Otros ingresos                      29,184.57     -228,574.10      331,403.39        132,013.86
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones             4,624,788.35    3,058,283.20    4,092,029.10     11,775,100.65
------------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                   1,845,294.21     -262,208.98       75,177.76      1,658,262.99
------------------------------------------------------------------------------------------------------------------------------------
   Gastos Administrativos           1,019,194.48      989,036.77    1,142,090.66      3,150,321.91
------------------------------------------------------------------------------------------------------------------------------------
   Gastos Generales                   149,318.22      313,300.33      258,581.00        721,199.55
------------------------------------------------------------------------------------------------------------------------------------
   Gastos de Depreciacion             119,749.86      113,223.73      121,469.30        354,442.89
------------------------------------------------------------------------------------------------------------------------------------
   Otros Gastos                       557,031.65   -1,677,769.81   -1,446,963.20     -2,567,701.36
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones       2,779,494.14    3,320,492.18    4,016,851.34     10,116,837.66
------------------------------------------------------------------------------------------------------------------------------------
   Provisiones por Cuentas Malas   -7,813,682.87   -3,878,544.87   -6,544,167.05    -18,236,394.79
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo               10,593,177.01    7,199,037.05   10,561,018.39     28,353,232.45
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
      Descripcion                     Trimestre II        Julio          Agosto         Septiembre    Trimestre III      Octubre
------------------------------------------------------------------------------------------------------------------------------------
Ingresos Por Intereses                         0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Prestamos                                   0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Depositos                                   0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Inversiones                                 0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Egresos de Operaciones                         0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Intereses Pagados                           0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Comisiones                                  0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                      0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Otros Ingresos                                 0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Comisiones                                  0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Operaciones con Divisas                     0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Otros ingresos                              0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Ingresos de Operaciones                        0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Egresos Generales                              0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Gastos Administrativos                      0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Gastos Generales                            0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Gastos de Depreciacion                      0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Otros Gastos                                0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                  0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
   Provisiones por Cuentas Malas               0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------
Utilidad del Periodo                           0.00                                                            0.00
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
      Descripcion                   Noviembre       Diciembre      Trimestre IV    Acumulado Anual
----------------------------------------------------------------------------------------------------
Ingresos Por Intereses                                                      0.00      17,209,445.49
----------------------------------------------------------------------------------------------------
   Prestamos                                                                0.00      15,299,137.53
----------------------------------------------------------------------------------------------------
   Depositos                                                                0.00         480,919.06
----------------------------------------------------------------------------------------------------
   Inversiones                                                              0.00       1,429,388.90
----------------------------------------------------------------------------------------------------
Egresos de Operaciones                                                      0.00       7,289,649.88
----------------------------------------------------------------------------------------------------
   Intereses Pagados                                                        0.00       7,241,169.23
----------------------------------------------------------------------------------------------------
   Comisiones                                                               0.00          48,480.65
----------------------------------------------------------------------------------------------------
Ingreso Neto de Intereses                                                   0.00       9,919,795.61
----------------------------------------------------------------------------------------------------
Otros Ingresos                                                              0.00       1,855,305.04
----------------------------------------------------------------------------------------------------
   Comisiones                                                               0.00       1,724,289.65
----------------------------------------------------------------------------------------------------
   Operaciones con Divisas                                                  0.00            -998.47
----------------------------------------------------------------------------------------------------
   Otros ingresos                                                           0.00         132,013.86
----------------------------------------------------------------------------------------------------
Ingresos de Operaciones                                                     0.00      11,775,100.65
----------------------------------------------------------------------------------------------------
Egresos Generales                                                           0.00       1,658,262.99
----------------------------------------------------------------------------------------------------
   Gastos Administrativos                                                   0.00       3,150,321.91
----------------------------------------------------------------------------------------------------
   Gastos Generales                                                         0.00         721,199.55
----------------------------------------------------------------------------------------------------
   Gastos de Depreciacion                                                   0.00         354,442.89
----------------------------------------------------------------------------------------------------
   Otros Gastos                                                             0.00      -2,567,701.36
----------------------------------------------------------------------------------------------------
Utilidad antes de Provisiones                                               0.00      10,116,837.66
----------------------------------------------------------------------------------------------------
   Provisiones por Cuentas Malas                                            0.00     -18,236,394.79
----------------------------------------------------------------------------------------------------
Utilidad del Periodo                                                        0.00      28,353,232.45
----------------------------------------------------------------------------------------------------